Clarksons Platou Securities, Inc. (Formerly RS Platou Markets, Inc.)
Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 6,171,052
Deposit with clearing broker	100,000
Receivable from clearing broker	51,426
Fixed assets, net of accumulated depreciation and amortization of $173,795	90,916
Intercompany receivable	1,154,484
Prepaid and refundable income taxes	357,583
Deferred tax assets, net of valuation allowance of $882,162	–
Other assets	121,727
Total assets	$ 8,047,188
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 2,488,247
Intercompany payable	31,483
Total liabilities	2,519,730
Stockholder's equity:	
Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding 4	
Preferred stock; $0.001 par value, 1,000 shares authorized none issued and outstanding	–
Additional paid-in capital	5,766,857
Retained earnings (deficit)	(239,403)
Total stockholder's equity	5,527,458
Total liabilities and stockholder's equity	$ 8,047,188

The accompanying notes are an integral part of the statement of financial condition.